Exhibit 99.2

N
W
E
S
Russia
Kazakhstan
Mongolia
Russia
Songhua River
Kyrg.
Tajik.
Pakistan
N. Korea
Beijing
Great Wall
Tianjin
PACIFIC OCEAN
CHINA
Yellow River
Shanghai
India
Tibet
Yangtze River
Nepal
Bhutan
India
Taipei
Key
Water
City
Great Wall
Country border
Pearl River
Guangzhou
Taiwan
Myanmar
Vietnam
Laos
Hong Kong
Macau
Hainan
SOUTH CHINA SEA

UIB GROUP LIMITED

ChinaGrowth North Acquisition Corporation

November 2008

This presentation was filed with the Securities and Exchange Commission as part of the Form 6-K filed by ChinaGrowth North Acquisition Corp. (“CGNAC”) on November 10, 2008.

Morgan Joseph & Co. Inc. (“Morgan Joseph”) was the lead underwriter of CGNAC’s initial public offering consummated in January 2007. CGNAC, UIB, their respective directors and executive officers and Morgan Joseph may be deemed to be participants in the solicitation of proxies for the UIB special meeting of stockholders at which stockholders will be asked to approve this transaction.

Stockholders of CGNAC and UIB and other interested persons are advised to read CGNAC’s proxy statement in connection with its extraordinary general meeting of shareholders currently scheduled for December 17, 2008 to approve the acquisition because the proxy statement contains important information. Such persons can also read CGNAC’s final prospectus, dated January 23, 2007, as well as periodic reports, for more information about CGNAC, its officers and directors, and their interests in the successful consummation of this business combination.

The proxy statement will be mailed to CGNAC’s stockholders as of the close of business on November 18, 2008, the record date established for voting at the meeting. CGNAC’s stockholders will also be able to obtain a copy of the proxy statement, the final prospectus and other periodic reports filed with the Securities and Exchange Commission, without charge, by visiting the Securities and Exchange Commission’s internet site at (http://www.sec.gov).

Investor Presentation

This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about CGNAC, UIB and their combined business after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of UIB’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; weather and natural disasters; changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which UIB is engaged; fluctuations in consumer demand; management of rapid growth; intensity of competition from other service companies; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in CGNAC’s filings with the Securities and Exchange Commission, including its report on Form 20-F for the period ended December 31, 2007. The information set forth herein should be read in light of such risks. Neither CGNAC nor UIB assumes any obligation to update the information contained in this presentation.

This presentation contains disclosures of EBITDA for certain periods, which may be deemed to be a non-GAAP financial measure within the meaning of Regulation G promulgated by the Securities and Exchange Commission. Management believes that EBITDA, or earnings before interest, taxes, depreciation and amortization, is an appropriate measure of evaluating operating performance and liquidity, because it reflects the resources available for strategic opportunities including, among others, investments in the business and strategic acquisitions. The disclosure of EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA should be considered in addition to, and not a substitute, or superior to, operating income, cash flows, revenue, or other measures of financial performance prepared in accordance with generally accepted accounting principles.

Safe Harbor

Transaction Summary

ChinaGrowth North Acquisition Corporation (“CGNAC”)

In January 2007, CGNAC raised net proceeds of approximately $38 million through its IPO

Each unit consists of one share of common stock and one warrant with an exercise price of $6.00

On May 24, 2008, CGNAC entered into a definitive agreement to acquire UIB Group
Limited (“UIB”), the third largest insurance broker in China, with CGNAC surviving the acquisition and changing its name to UIB Group Limited. On October 30, 2008, CGNAC revised the transaction terms with UIB.

CGNAC reviewed over 30 companies before choosing UIB

CGNAC is a foreign private issuer, whose proxy materials are not subject to review by the
Securities and Exchange Commission

CGNAC and UIB are not required to obtain any additional Chinese government approvals to complete the merger

The transaction is expected to close in December 2008

UIB intends to seek a NASDAQ listing upon closing

Transaction Summary

Under the revised terms of the acquisition, the total consideration paid to the shareholders of
UIB by CGNAC consists of:

$2 million in cash

6,365,001 shares of CGNAC of which 2,000,000 shares of CGNAC will be escrowed and released to UIB’s shareholders if UIB achieves both:

2008 net income of at least $12 million, and

2009 net income of at least $18 million

If either of the net income thresholds is not met, the 2,000,000 shares will be forfeited

Additional earn-out shares based on UIB’s U.S. GAAP audited net income

CGNAC’s management has agreed to put 562,500 or 50% of its promote shares into escrow

The escrowed promote shares will only be released if 2009 net income is at least $26 million.
Otherwise, such shares will be forfeited

Transaction Valuation

Notes:

1.

Estimated redemption value per share based on September 30, 2008 cash in trust

2.

EBITDA is defined as operating earnings before interest, taxes, depreciation and amortization, and extraordinary or non-recurring charges. EBITDA is estimated by management and has not been reviewed by outside accountants

3.

Unaudited and prepared by UIB management in accordance with U.S. GAAP

4.

Based on share prices as of November 7, 2008.  The U.S. comparables include AOC, MMC, WSH and AJG

5.

Assumes an $8.04 share price and includes net warrants calculated based on the treasury stock method.  Excludes 2 million shares to UIB’s existing shareholders and 562,500 CGNAC promote shares held in escrow, which will not be released until 2009 and only if certain net income targets are met

The upfront transaction value, assuming an $8.04(1) share price, is $53.2 million including the escrowed shares and $37.1 million excluding the escrowed shares

Last twelve months ended September 30, 2008 (“LTM”) EBITDA(2) was $11.8 million(3), an increase of approximately 106% over fiscal year 2007 and 36% over the twelve months ended
June 30, 2008

LTM net income was $8.5 million(3), an increase of approximately 118% over fiscal year 2007 and 37% over the twelve months ended June 30, 2008

Publicly traded comparable companies, including CNInsure Inc. and U.S. insurance brokers,

have an average latest twelve months and 2008 PE multiple of 16.4x and 14.4x, respectively(4)

The pro forma equity value(5) is 10.9x the LTM net income of $8.5 million(3), representing a 34%
discount to the publicly traded comparable companies

The pro forma equity value(5) is 7.8x the estimated 2008 net income of $12.0 million, representing a 46% discount to the publicly traded comparable companies

Transaction Structure Comparison

Due to a delay in the expected closing of the transaction, UIB did not have the capital to fully execute its growth strategy

UIB delayed the release of new products, which requires significant working capital

As a result, CGNAC renegotiated the transaction terms. Key changes include:

2 million of the 6,365,001 shares to UIB shareholders will be put into escrow and released only if both 2008 and 2009 net income targets of $12 million and $18 million, respectively, are met

The 2008 earn-out shares have been shifted forward to 2009-2013:

7.8x(3)

0.0 million

2 million upfront shares held in escrow

No earn-out shares based on 2008 net income

$180 million

$116 million

$75 million

$43 million

$26 million

Net Income Target

$116 million

$75 million

$48 million

$30 million

$27 million

$21 million

$15 million

Net Income
Target

NEW STRUCTURE

OLD STRUCTURE

1.4

4.0 million

17.0 million

No earn-out shares

17.5 million

2013

Total

1.9

3.0 million

No earn-out shares

2012

2.6

3.0 million

2.2

1.2 million

2011

4.0

3.0 million

3.3

1.2 million

2010

5.6

4.0 million

4.9

1.2 million

2009

7.4

1.2 million

7.8

6.2 million

7.7

5.1 million

$12 million(2)

8.0x

1.4 million

2008

Pro Forma

PE Multiple(1)

Earn-Out Shares

Pro Forma

PE Multiple(1)

Earn-Out Shares

Year

Notes:

1.

Fully diluted pro forma PE multiple, assuming an $8.04 share price and includes net warrants calculated based on the treasury method

2.

Estimated by UIB management

3.

Excludes 2 million shares to UIB’s existing shareholders and 562,500 CGNAC promote shares held in escrow, which will not be released until 2009 and only if certain net income targets are met

562,500 (50%) of promote shares escrowed and only released if 2009 net income exceeds $26 million

UIB will have significant value contingent on reaching 2008 and 2009 targets

2008 Estimate Breakdown

LTM as of September 2008 revenue and net income are $26.3 million(1) and $8.5 million(1), respectively

For the nine months ended September 2008, UIB has generated approximately $14.2 million(1) of revenues and $3.2 million(1) of net income

Revenue grew approximately 186% over the same period in 2007

Net loss of $1.4 million(1) over the same period in 2007

2008 revenue and net income is expected to be $43 million(2) and $12 million(2), respectively.
Below is a breakdown of 2008 estimated revenue by product:

Notes:

1.

Unaudited and prepared by UIB management in accordance with U.S. GAAP

2.

Estimated by UIB management

Began trial in August 2008 and has been well received – 80,000 policies sold and 100,000 policies projected for 2008

1.1

Teacher Medical
Supplementary Insurance

         $43.0 million

Estimated to have approximately 24 million students at the end of 2008, up from approximately 20 million students in 2007

26.7

Student Safety Insurance

As of October 2008, 233,000 schools with approximately 100 million students have been signed up, an increase from 117,000 schools and 50 million students at the end of 2007

$15.2

School Liability Insurance

Growth Drivers

2008E

Revenue (2)

Product

($ in millions)

Pro Forma Ownership

Notes:

1.

Assumes no redemption and no exercise of unit purchase option

2.

Includes 2 million shares to UIB held in escrow, 562,500 promote shares held in escrow and 17 million earn-out shares

3.

Assumes the exercise of outstanding CGNAC warrants

4.

1.5 million net shares from warrants calculated based on 5.9 million warrants outstanding, warrant strike price of $6.00 and assumes a $8.04 share price

5.

Includes 170,000 shares to finder and due diligence team

6.

Excludes 2 million shares to UIB held in escrow, 562,500 promote shares held in escrow and 17 million earn-out shares

Total

UIB Shareholders

CGNAC Shareholders (5)

Assuming  No Earn-Out or Escrowed Shares(1)(6)

Total

UIB Shareholders

CGNAC Shareholders (5)

Assuming Earn-Out and Escrowed Shares(1)(2)

10,087,501

4,365,001

5,722,500

Basic

29,650,001

23,365,001

6,285,000

Basic

100.00%

43.27%

56.73%

100.00%

78.80%

21.20%

15,977,501

4,365,001

11,612,500

Diluted (3)

35,540,001

23,365,001

12,175,000

Diluted (3)

100.00%

27.32%

72.68%

100.00%

65.74%

34.26%

100.00%

37.68%

62.32%

100.00%

75.02%

24.98%

11,584,211

4,365,001

7,219,210

Treasury Method (4)

31,146,711

23,365,001

7,781,710

Treasury Method (4)

Xiaoping Chen, Chairman of the Board and Chief Executive Officer

Mr. Chen founded Beijing UIB in March 2001. He is also the founder and Chairman of Hezheng Insurance Broker Co. Ltd., an
insurance brokerage firm servicing seniors and the disabled. Prior to founding Beijing UIB, Mr. Chen was instrumental in founding and organizing Chang’an Insurance Broker Co. Ltd., a state-owned enterprise that grew to be the largest insurance brokerage firm in
China. From February 1998 to February 2000, he served as CEO of Beijing Shisheng Weiye Technology Co. Ltd. From May 1993 to
August 1997, he helped found Hunan Datong P&C Insurance Co. Ltd. From January 1992 to May 1998, he served as the legal representative of Hunan Liyuan Industrial Co., a subsidiary of Hunan Electric Power Company. From April 1978 to December 1991,
he held various positions at the Hunan Electric Power Technical School. Mr. Chen received an Associate’s Degree in business administration from Hunan TV University in 1988 and an Executive Master Degree in Economic Law from Hunan College of
Finance & Economics in 1998.

Kai Wang, General Manager

Mr. Wang joined Beijing in June 2003. From October 2000 to June 2003, he was the Vice Director of Beijing School-run Enterprise
Administration Center and the General Manager of Beijing School-run Enterprise Co. From August 1989 to October 2000, he was
the Vice Director of Beijing Teaching Botanical Garden. From September 1982 to August 1989, he was the Principal and a teacher at
Beijing No. 142 Middle School. From July 1967 to September 1982, he took various positions at Beijing Miyun No. 2 Middle School, including teacher and head of academic research. Mr. Wang received a Bachelor’s Degree in Biology from Capital Normal University in 1969.

Joseph Huang, Executive Vice General Manager

Mr. Huang began working with the founding team of Beijing UIB in 1999 and helped establish the Company in 2001. From August
1997 to  June 1999, he was an insurance agent at PICC. From February 1996 to June 1999, he was a partner and General Manager at
Empire International Entertainment Company. From June 1994 to January 1996, he was a Senior Manager at Insurance Department
of WMA Securities Inc. in the U.S. From March 1993 to May 1994, he was the Manager of Finance Department at New Century
Investment Consultant Co., Ltd. From September 1987 to June 1988, he was the Head of International Finance Department at
Guangzhou International Trust and Investment Co., Ltd. Mr. Huang received an MBA from San Francisco State University.

Key Executives

Key Executives (cont’d)

Zhongwei Li, Vice General Manager and General Manager of Zhejiang branch

Mr. Li has been the General Manager of the Sichuan branch since joining UIB in 2003. From 2002 to 2003, he was the
Department Manager at Guangyuan Center branch of China Pacific Life Insurance Co., Ltd. From 1992 to 2000, Mr. Li was the
Manager at the Guangyuan office of China Pacific Insurance Co., Ltd. From 1988 to 1992, he was the Manager at the Wangcang
County branch of The People’s Insurance Company (Group) of China. Mr. Li received an Associate Degree from Nanchong
Medical College.

Zhiquan Deng, Chief Financial Officer

Ms. Deng joined UIB as Chief Financial Officer in 2008. From October 2006 to September 2008, she was senior project manager of New York Global Group Capital Investment Consulting Co., Ltd. From January 2003 to September 2006, she
served as project manager of Zhong Lei Auditing Firm. From April 1997 to December 2002, Ms. Deng took various positions at
Sinopec Beijing Yanhua Petrochemical Company Limited, including Vice Controller of the Secretary Office and Investor
Relationship Manager. From August 1991 to March 1997, she served as senior assistant to the CEO of Sinopec Beijing Yanhua
Construction Engineering Company. Ms. Deng received a Bachelor Degree in Mechanical Engineering from Chongqing
University in 1991 and a Bachelor Degree in Finance and Accounting from People’s University of China. Currently, Ms. Deng is the member of ACCA and CICPA.

Gang Sun, Secretary to the Board and General Counsel

Mr. Sun joined UIB as General Counsel in 2003. From 2000 to 2003, he was Chief Operating Officer at China A.Com. From
1997 to 1999, he was an attorney with Dagong Law Firm in Anhui Province. Mr. Sun received a Bachelor’s Degree from East
China University of Political Science and Law. He is licensed to practice law in China.

Chinese Insurance Industry

Although the insurance industry in China is one of the fastest growing among the world’s major economies, it is in its very early stages of development

Between 2000 and 2007, total insurance premiums increased from $19.4 billion (1)
to $92.6 billion(1) representing a CAGR of 23.5%, according to the China
Insurance Regulatory Commission (“CIRC”)

Significant growth potential due to low insurance density and penetration

3rd largest insurance industry in Asia and the 9th largest in the world by premium volume in 2006

Notes:

Source: Sigma Report 04/2007 by the Swiss Reinsurance Company and the Economist Intelligence Unit

1.

Average historical exchange rates over the applicable period

2.

Accident and health insurance are classified as non-life insurance in Sigma Reports

Life Insurance Premiums

Non-life Insurance Premiums

(2)

Population

Household

People Per

Per

% of

% of Household

Per

% of

% of Household

(mm’s)

Income

Household

Capita

GDP

Income

Capita

GDP

Income

China

1,330.0

3,909

$

3.4

34.1

$

1.7

2.97%

19.4

$

1.0

1.69%

United States

303.8

63,768

2.7

1,789.5

4.0

7.58%

2,134.2

4.8

9.04%

United Kingdom

60.9

54,859

2.4

5,139.6

13.1

22.48%

1,327.1

3.4

5.81%

Germany

82.4

40,684

2.1

1,136.1

3.1

5.86%

1,300.7

3.6

6.71%

France

64.1

47,606

2.4

2,922.5

7.9

14.73%

1,152.9

3.1

5.81%

Japan

127.3

45,430

2.6

2,829.3

8.3

16.19%

760.4

2.2

4.35%

South Korea

49.2

21,199

2.8

1,480.0

7.9

19.55%

591.2

3.2

7.81%

Taiwan

22.9

25,987

3.1

1,800.0

11.6

21.47%

450.3

2.9

5.37%

Australia

20.6

48,409

2.6

1,389.0

3.8

7.46%

1,191.9

3.2

6.40%

According to the Insurance Intermediary Market Development Report 2007 released by the CIRC, insurance agencies and brokers generated approximately $4.7 billion of premiums, approximately 5.1% of total premiums generated

Significant growth potential when compared with the United States, where insurance intermediaries generate approximately 30% of insurance premiums

Key differences between brokers and agents include:

Insurance Intermediaries in China

Only within the registered region

Nationwide

Restriction on
Region Served

1,781

333

Number (June ‘08)

At least RMB 500,000

At least RMB 5 million

Registered Capital

Represent Insurance Companies

Advise Policyholders

Customers

Agents

Brokers

Brokers command higher margins than agents

Because of their close relationship with policyholders, brokers are active in the design of attractive high margin products that reflect the needs and underwriting characteristics of their clients

Risk management and risk sharing is being adopted by individuals and businesses as the Central and Provincial governments move toward a market driven economy

Intermediaries are rising in importance as more consumers are seeking professional advice

The insurance intermediary sector is still at an early stage of development and highly fragmented

Insurance premiums of policies sold by brokers achieved a compounded annual growth rate of 28.7% from 2005 to 2007

An increasing number of international insurance companies, which tend to rely on insurance intermediaries for product distribution, are entering the Chinese market

A significant number of people are unable to access government social welfare insurance, which provides basic health coverage:

Anyone not officially registered as a resident in the city or province (i.e. temporary workers)

Chinese companies increasingly demand liability insurance products to cover potential losses due to accidents

Industry Growth Opportunities

2.62%

7.0

Jingsheng Insurance Broker Co., Ltd

10

3.02%

8.0

Great Wall Insurance Broker Co., Ltd

9

3.18%

8.4

Huatai Insurance Agency & Consultant Service Ltd

8

3.42%

9.1

Air Union Insurance Broker Co., Ltd

7

4.44%

11.8

Aon-Cofco Insurance Broker Co., Ltd

6

4.50%

12.0

Willis Insurance Broker Co., Ltd

5

4.64%

12.4

Marsh (Beijing) Insurance Broker Co., Ltd

4

6.60%

17.1

Union Insurance Broker Co., Ltd

   Organic growth since inception

3

6.97%

18.5

Jiangtai Insurance Broker Co., Ltd

2

11.77%

$31.3

Chang An Insurance Broker Co., Ltd

1

Market Share

(%)

Revenue

($ Million)(1)

Name of Insurance Brokerage Firm

Rank

Insurance Broker Competitive Landscape

Source: The Insurance Intermediary Market Development Report 2007 released by the CIRC

1. Values converted at the 2007 average exchange rate of 7.6071 RMB/USD

Business Overview

UIB, through its primary affiliate Beijing Union Insurance Brokers Co. Ltd. (“UIB
Beijing”), was the 3rd largest insurance brokerage firm (collectively the “Company”)
in 2007 by commissions, according to the CIRC

UIB has developed a unique market vertical – schools and students

UIB had approximately 70% market share in the school liability market with over 117,000 institutions covering approximately 50 million students in 2007.
As of October 31, 2008, it has signed up to provide School Liability Insurance to approximately 233,000 institutions covering approximately 100 million students

UIB provided Student Safety Insurance directly to approximately 20 million students in 2007. It estimates this number will reach approximately 24 million in 2008

The Company is expanding its product offering through its education channels to include developing new products focused on the unique needs of its primary market – schools and students

Distribution Channel

UIB has created a distribution network with approximately 233,000 schools, 110 (1)
million students and 4.5 million faculty and staff members

UIB has developed this channel through its role as the only risk management advisor to 26 provincial and municipal education administrative departments

UIB has credibility among students’ families and faculty as a dependable broker from its work as a risk management advisor

UIB is one of the few entities permitted to distribute insurance products on school grounds

UIB trains and maintains a relationship with each school’s risk management coordinator, who:

Invites UIB representatives to speak about student safety at parents meetings or school officials meetings

Distributes insurance forms at school meetings, authorizing UIB to purchase student insurance on behalf of the parents

Provides UIB contact information to parents with questions about insurance

Notes:

1.     Excludes an estimated 14 million student overlap between Student Liability Insurance and Student Safety Insurance

UIB

Heilongjiang
Jilin
Liaoning
BEIJING
Xinjiang
Gansu
Inner Mongolia
Tianjin
Hebei
Ningxia
Qinghai
Shanxi
Shandong
Henan
Jiangsu
Shaanxi
Tibet
Sichuan
Anhui
Shanghai
Hubei
Zhejiang
Chongqing
Jiangxi
Hunan
Guizhou
Fujian
Yunnan
Guangxi
Taiwan
Guangdong
Hong Kong
Hainan
Headquarters
Provincial Branches

Working closely with the risk management coordinator at each educational institution, UIB has an efficient, low-cost “sales force”

This wide network enables the Company to effectively roll out new products without a significant UIB employee or office presence

Currently, UIB has 32 provincial and municipal branches and 41 sub-branches covering 1,400 counties across China

UIB has approximately 490 employees spread throughout their branches

There are 4-5 representatives at each sub-branch while 7-9 representatives work at each provincial or municipal branch

The Company plans to set up additional sub-branches to reach full national coverage

Branch Network

Product Development

As the risk management advisor of 26 provincial and municipal education administrative departments, UIB is very familiar with the insurance needs of its school network and student customer base

In 2006, UIB was able to survey the families of 6 million students regarding their interest in health insurance

Revealed what insurance students had and what policies parents were willing to buy

Resulted in the development of new policies which compliment/supplement existing social welfare coverage

UIB partners with the largest insurance companies in China to develop new products

UIB is able to specifically tailor products for faculty, students and their family members, which are more attractive than the generic products offered by competitors

Products developed jointly with insurance companies can only be sold by UIB

UIB

PICC 中国人保财险
北京2008年奥运会保险合作伙伴

中国人寿 CHINA LIFE

中国平安 专业·价值 PING AN OF CHINA

太平洋保险 CPIC

中国大地财产保险股份有限公司 China Continent Property&Casualty Insurance Company Ltd.

阳光财险 Sunshine Insurance

泰康人寿 TAIKANG LIFE

华安保险 SINOSAFE INSURANCE

民安保险(中国)有限公司 The Ming An Insurance Co. (China) Ltd.

PICC 中国人民人寿保险股份有限公司 PICC LIFE INSURANCE COMPANY LIMITED

中华联合财产保险股份有限公司 CHINA UNITED PROPERTY INSURANCE COMPANY LIMITED

太平人寿 TAIPING LIFE 始创于1929年

Insurance Partners

School Liability Insurance

UIB redesigned and distributed School Liability Insurance in 2003

Designed to protect educational institutions against financial claims from physical or financial losses of students, teachers or others caused by the negligence of schools

The Ministry of Education, Ministry of Finance and CIRC have mandated in April 2008 that schools other than colleges must have School Liability Insurance

UIB offers free risk management consulting services to schools, which help reduce the schools risk profile

539,800 schools (1)

Approximately 233,000 schools contracted as of
October 31, 2008

(Up from 117,134 schools at the end of 2007)

Approximately RMB 4 per student on average in 2008

US$59 million of premium estimated for 2008(2)

(Approximately a 111% increase over 2007)

1 year

Life: RMB 200,000-300,000 per student/year

Premium

Target  Market

Protection  Period

Policy Limit

Market Penetration

Notes:

1.   Based on the Ministry of Education of China statistics as of December 31, 2007 and excludes universities and colleges
2.   Based on an estimated 100 million students enrolled in the schools UIB has contracted as of October 31, 2008, RMB 4 premium per student and an exchange rate of 6.83 RMB/USD

School Liability Insurance (SLI) in 2007

Market Share of School Liability Insurance

Number of SLI Policies Sold Since 2005

Entire Market

Market Share of Schools with SLI

50,200

30%

Number of
schools with SLI

167,334

31%

UIB Clients

117,134

70%

Number of schools
without SLI

372,466

69%

Insurance companies

UIB Market Share

10.4%

38.0%

70.0%

NA

Notes:

1.     Based on number of institutions that UIB contracted as of October 31, 2008.

18.3

66.8

117.1

233.0

0

50

100

150

200

250

2005

2006

2007

Oct. 2008(1)

Growth Rate

265%

75%

99%

18.3

66.8

117.1

233.0

Student Safety Insurance

Provides coverage for death and illness due to accident, and supplementary medical treatment and hospitalization insurance

SSI also provides broader coverage of health expenses for those that want to supplement the social welfare coverage

Social welfare does not cover accidents, which have a higher rate of incidence than major diseases among the target age group

231.8 million students(1)

Approximately 24 million students in 2008

(20 million students in 2007)

Approximately RMB 35 per student on average

(Range of RMB 15-80 per student)

US$123 million of premium estimated in 2008(2)

(Approximately a 32% increase over 2007)

1 year

RMB 5,000-30,000 claim for accidental death and
RMB 5,000-50,000 for hospitalization expenses

Premium

Target  Market

Protection  Period

Claims

Market Penetration

Notes:

1.   Based on Ministry of Education of China statistics as of December 31, 2007 and excludes universities and colleges

2.   Based on an estimated 24 million students contracted for the 2008 year end, RMB 35 premium per student and an exchange rate of 6.83 RMB/USD

7.8

17.1

20.2

24.0

0

5

10

15

20

25

30

2005

2006

2007

2008E(1)

Growth Rate

119%

18%

19%

Market Share of Student Safety Insurance

Student Safety Insurance (SSI) in 2007

Insurance companies

114.5mm

85%

UIB Clients

20.2mm

15%

Number of students
with SSI

134.7mm

59%

Number of students
without SSI

97.1mm

41%

Entire Market

Market Share of Students with SSI

Number of SSI Policies Sold Since 2005

UIB Market Share

5.8%

12.7%

15.0%

NA

Notes:

1.    Number of students estimated by UIB

20.2

7.8

Health Insurance Policies: Comparison in Beijing

No restrictions

Restricted to government-selected and 3 self-
selected hospitals

Hospital Selection

1.

Coverage for accidents

2.

Up to 70% of hospitalization expenses not
covered by social welfare

3.

Up to RMB 30,000 claim for accidental death and up to RMB 50,000 for hospitalization expenses

1.

No accident coverage under social welfare

2.

Only a few acute diseases are covered

3.

Types of medicine and hospitals can be
chosen are restricted

Advantage Over Social
Welfare Coverage

Accidental death and injury, and hospitalization

50% to 70% of hospitalization and outpatient
expenditures

(does not cover accidents)

Coverage

RMB 80

Co-Pay: RMB 50
Subsidy: RMB 50

Total: RMB 100

Premium Per Year

Student between
3 and 18 years of age

1.

Beijing permanent resident

2.

Under 18 years of age for registered student,

or under 16 for non-school young person

Applicant Qualifications

Student Safety Insurance

Basic Coverage Under Social Welfare

26

UIB offers Teacher Medical Supplementary Insurance to provide broader coverage of health expenses for those teachers who want to supplement their social welfare coverage

Social welfare in China only covers 50% to 70% of hospitalization and outpatient expenditures

Since August 2008, UIB has trialed Teacher Medical Supplementary Insurance in one province and has distributed approximately 80,000 policies (out of approximately
900,000 faculty and staff members in entire province)

Teacher Medical Supplementary Insurance

12.3 million teachers in pre-college schools(1)

Approximately 80,000 policies sold in one province
as of Oct. 31, 2008

RMB 270 per person

1 year

Reimburse 90% of medical expenses that are not
covered by social welfare to the insured

Premium

Target  Market

Protection  Period

Claims

Market Penetration

Notes:

1.    Based on the Ministry of Education of China statistics as of December 31, 2007 and excludes universities and colleges

Market Size of UIB Products

UIB believes that there is a significant insurance market for its products

Notes:

1.   Figures for current clients  are numbers contracted or estimated by UIB

Year UIB
Commence Selling

Potential Market in
Education Sector

Current Clients

Existing Products:

School Liability Insurance

2003

539,800 schools

233,000(1)

Student Safety Insurance

2004

232 million

24 million(1)

New Products:

Teacher Medical Supplementary Insurance (in trials)

2008

12 million

80,000(1)

Vehicle Insurance

2009

2 million vehicles

NA

Student Health Insurance

2009

232 million

NA

Student Loan Insurance

2009

6 million

NA

Student Medical Supplementary Insurance

2009

232 million

NA

Vocational Trainee Liability Insurance

2009

20 million

NA

School Liability Insurance for Teacher

2009

12 million

NA

Environment Related Liability Insurance

2009

875,000 entities

NA

Financial Highlights

Gross Revenues(1)

Fiscal Year Ended December 31,

Notes:

1.

Historical revenues and net income are audited U.S. GAAP numbers

2.

Estimated by UIB management

Net Income(1)

Fiscal Year Ended December 31,

($ in millions)

($ in millions)

$6.1

$8.6

$43.0

$17.1

$0.0

$10.0

$20.0

$30.0

$40.0

$50.0

FY 2005

FY 2006

FY 2007

FY 2008E(2)

$0.0

$3.9

$12.0

$0.0

$0.0

$3.0

$6.0

$9.0

$12.0

$15.0

FY 2005

FY 2006

FY 2007

FY 2008E(2)

$0.0

$0.0

Financial Highlights

Notes:

1.

Quarterly gross revenues and net income are prepared by UIB management in accordance with U.S. GAAP.  Average calendar year 2007 exchange rate is applied to 2007 financials while 2008 financials assumes the average historical exchange rate over the applicable period

2.

Estimated by UIB management

UIB’s business is seasonal, corresponding to the academic calendar

Sales and net income are highest in the fourth quarter due to policy renewals and new policy sales, which occur beginning in September

In the third quarter, the Company ramps up its business in preparation for its peak season

Quarterly Gross Revenues(1)

Q1 2007 to Q4 2008

Quarterly Net Income(1)

Q1 2007 to Q4 2008

($ in millions)

($ in millions)

2007                        2008

$1.6

$4.0

$4.3

$5.9

$12.0

$2.2

$1.3

$28.8(2)

$0.0

$6.0

$12.0

$18.0

$24.0

$30.0

Q1

Q2

Q3

Q4

$0.8

$1.0

$1.4

$8.8(2)

$(0.9)

$(0.1)

$5.3

$(0.4)

-$2.0

$0.0

$2.0

$4.0

$6.0

$8.0

$10.0

Q1

Q2

Q3

Q4

Investment Considerations

Market leadership

Ranked the 3rd largest insurance broker by commission income in 2006 and 2007, according to the CIRC

Over 90% share of insurance brokerage services in the education sector that has coverage

Leading market share of legacy products: School Liability Insurance and Student Safety Insurance

Leading provider of risk management services in the education sector

Dominant player in Chinese education sector

Established 32 provincial and municipal branches and 41 sub-branches covering more than 1,400 counties

Directly serves approximately 24 million students with Student Safety Insurance and approximately 233,000 institutions with School Liability Insurance in 2008

Dynamic financial growth prospects

The Company, after achieving profitability in 2007, is poised to expand margins and for dramatic growth through its existing channels

Its organic CAGR of revenue was above 50% over the past 3 years

Robust industry dynamics

Ministry of Education, Ministry of Finance and CIRC have mandated in April 2008 that institutions have school liability insurance

Increasing demand from Chinese companies for liability insurance products to cover potential losses due to accidents

Increasing health care costs, limited social welfare coverage and wide differences in the perceived quality of care provided by various hospitals has increased the demand for supplemental health insurance policies

Favorable operating environment

Increasing competition among a growing number of insurance carriers

Highly fragmented professional insurance broker and agency space

Investment Considerations (Cont’d)

Leading market share with significant barriers to entry

Pioneered and established risk management standards in education sector since 2003.  The “Risk Management Report on China’s Education Industry” written by UIB is part of the CIRC’s China Risk Management Report for 2007 and 2008

The Company has risk management consultation or cooperation agreements with 26 out of 32 provincial and municipal education administrative departments while no competitor has any provincial agreements

Strong capability in designing products attractive to both customers and insurance players

The Company works closely with customers and insurance companies to design products to meet the demands of its customers

Successfully redesigned, enhanced and marketed three products, including School Liability Insurance, Student
Safety Insurance and Teacher Medical Supplementary Insurance

Rich experience in developing liability insurance product

Scalable operation model and no underwriting risks

Utilizing the broad network it establishes in the education sector, the Company can continuously roll out new products to customers

Works closely with insurance companies and is not exposed to underwriting risks

Devoted, experienced management team

Under the leadership of Xiaoping Chen, UIB has grown to become one of the top three players in China’s insurance brokerage space

Mr. Chen founded Chang’an and grew the company to the largest insurance brokerage firm with a focus on the power industry

Public Company Trading Analysis

Notes:

Sources: Capital IQ, Bloomberg and company filings as of November 7, 2008

1.

Excludes non-recurring expenses

2.

Assumes pro forma cash of $43 million, $8.04 share price and fully diluted shares based on the treasury method.  Excludes 2 million shares to UIB’s existing shareholders and 562,500 CGNAC promote shares held in escrow, which will not be released until 2009 and only if certain net income targets are met

3.

Based on estimated 2008 net income of $12 million

($ in millions, except per share data)

Company

Ticker

LTM

Revenues

LTM

EBITDA

(1)

LTM

EPS

(1)

2008E

EPS

EV/ LTM

Revenues

EV/ LTM

EBITDA

Share Price/

LTM EPS

Share Price/

2008E EPS

Chinese Broker Comparable:

Cninsure Inc.

CISG

91.5

$

27.7

$

0.66

$

0.64

$

2.53x

8.4x

15.2x

15.6x

U.S. Broker Comparables:

Aon Corporation

AOC

7,821.0

$

1,526.0

$

2.26

$

2.87

$

1.37x

7.0x

17.8x

14.0x

Marsh & McLennan Companies, Inc.

MMC

11,891.0

1,488.0

1.18

1.55

1.24

10.3

21.7

16.5

Willis Group Holdings Ltd.

WSH

2,686.0

601.0

2.36

2.70

1.79

8.0

11.1

9.7

Arthur J Gallagher & Co.

AJG

1,642.9

306.2

1.44

1.45

1.50

8.1

16.4

16.3

U.S. Comparables:

Mean

1.48x

8.4x

16.7x

14.1x

Median

1.44

8.0

17.1

15.2

All Comparables:

Mean

1.69x

8.4x

16.4x

14.4x

Median

1.50

8.1

16.4

15.6

UIB Group Limited (2)

26.3

$

11.8

$

0.74

$

1.04

$

(3)

1.90x

4.3x

10.9x

7.8x